

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, Texas 77002

> **Re:** **EP Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 1, 2013**
> **File No. 333-190979**

Dear Mr. Smolik:

We have reviewed your letter dated November 1, 2013 and your amended registration statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 61

Liquidity and Capital Resources, page 82

1.   We reissue prior comment 25 in part as you have not provided all the requested disclosure. Please disclose in this section the business purpose for your $200 million distribution to your Sponsors in August 2013. We note the reference to "a leveraged distribution" in Note 11 to the Financial Statements.

Business, page 91

Oil and Natural Gas Properties, page 101

Average Transportation Costs, page 109

2.   Core area Transportation Costs presented here for the nine months ending September 30,
        2013 are $5.37/BO, $1.72/MCFG and $15.21/BNGL. These costs for the six month
        period ending June 30, 2013 are much lower: $2.13/BO, $.55/MCFG and $4.97/BNGL.
        We see similar lower values for 2012. If true, please explain to us the causes for these
        increases and address whether you incorporated these higher costs in your September 30,
        2013 reserve estimates. If not, please amend your document to disclose the correct
        figures.

Management, page 121

2012 Long-Term Incentive Award Grants, page 134

3.   We note your disclosure about the vesting of your Class B common stock. Please revise
        to clarify the differences between vested and unvested Class B common stock in this
        context.

4.   With a view toward disclosure, please tell us whether the holders of Class B common
        stock would receive distributions with respect to such shares only in connection with the
        dividend rights and liquidation rights described in the section "Description of Capital
        Stock" that begins on page 173. For example, please explain to us the purpose and effect
        of the provisions set forth in Section 7 of the management incentive plan agreement filed
        as Exhibit 10.31. We note that such provision contemplates payments to be made by you
        to EPE Employee Holdings, LLC upon the occurrence of certain events.

Recent Sales of Unregistered Securities, page II-2

5.   We note your response to prior comment 45. For the offerings in May 2012 and June
        2012, please indicate the section of the Securities Act or the rule of the commission under
        which exemption from registration was claimed and state briefly the facts relied upon to
        make the exemption available. See Item 701(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Rosa A. Testani